October 22, 2024

Gary Swidler
President and Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway, Suite 1400
Dallas, Texas 75231

       Re: Match Group, Inc.
           Form 10-K for the Fiscal Period Ended December 31, 2023 File No. 001-34148
Dear Gary Swidler:

     We have reviewed your July 24, 2024 and September 25, 2024 responses to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1.     We refer to your correspondence dated September 25, 2024, which states,
  [t]he
       segment disclosures will include revenue and Adjusted Operating Income
(Loss) (with
       a corresponding reconciliation to the closest U.S. GAAP measure, operating income
       (loss)) for each of the four reportable segments.    Please explain to
us how your
       proposed reconciliations comply with the guidance in ASC 280-10-50-30(b) which requires reconciliation from the total of the reportable segments measures of profitability to consolidated income before taxes and discontinued operations. Provide us with your proposed future disclosure.
2. We note in your response to comment 14 in your letter dated April 15, 2024 you indicate that quarterly reporting to the Board of Directors (which includes your
       CODM) included both Adjusted Operating Income (AOI) and Operating Income
(OI)
       for each Brand Group. Please tell us if the CODM receives OI information in addition to AOI for each reportable segment. If so, tell us how you determined the required measure of segment profit or loss to report under ASC 280-10-50-28. October 22, 2024
Page 2

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology